MORGAN LEWIS


December 30, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 274 (File No. 033-42484) and Amendment No. 275 (File No. 811-06400) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 274 and, under the Investment Company Act of 1940, as amended, Amendment No. 275 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of adding Service Shares to the Edgewood Growth Fund (the "Fund"). We hereby request selective review of only those portions of the Filing relating to the addition of Service Shares, because no other material changes are being made in the Filing. The Fund's prospectus and statement of additional information were most recently reviewed by the SEC Staff in connection with a filing made by the Trust, on behalf of the Fund, pursuant to Rule 485(a)(1) on December 18, 2009 (SEC Accession No. 0001135428-09-000641) (the "2009 Filing"). The Fund's
principal investment strategies disclosure is the same as that included in the 2009 Filing, and substantially all of the disclosures in the Filing that differ from those in the 2009 Filing have been reviewed by the SEC Staff in connection with other filings made by the Trust, The Advisors' Inner Circle Fund II and The Advisors' Inner Circle Fund III since the 2009 Filing.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin


                               MORGAN, LEWIS & BOCKIUS LLP

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